EXHIBIT 20.1

                 HEMAGEN COMPLETES ACQUISITION OF ANALYST(R)
                 -------------------------------------------

      WALTHAM, MA -- Hemagen Diagnostics, Inc. (NASDAQ: HMGN, HMGNW; BSE: HGN) is pleased to announce that on September 1, 1998, it completed the acquisition of the Analyst(R) automated chemistry system from Dade Behring, Inc. The Analyst(R) system consists of a bench-top instrument ideal for physician's offices, small clinical laboratories, and veterinary offices. The system uses a rotor-based technology that is currently capable of producing results of up to 14 different clinical chemistry tests in under 10 minutes time. Dr. Franzblau, president of the company, stated, "The low cost of the instrument and the rotors to the end users along with the outstanding reliability of the system will give Hemagen a distinct advantage over competitive instruments."

      Dr. Franzblau did not disclose the specific terms of the transaction, however he did note that it was financed with debt that was provided by BankBoston, N.A. Based on historical sales information, Dr. Franzblau said, "With the addition of the Analyst(R) business, Hemagen's sales should increase by an annualized rate of approximately $6-7 million. With historical gross margins of almost 50%, this product line is expected to positively supplement Hemagen's profitability, which has been consistent for the preceding two years.

      "The Analyst(R) business is a perfect fit into Hemagen's plans to increase sales and profitability. The company's San Diego operation, RAICHEM(R) presently manufactures certain reagents for the Analyst(R) system. We expect that many, if not all, can be manufactured by RAICHEM, thereby reducing costs and increasing profits. RAICHEM presently markets its products in conjunction with instrument systems from other companies. The acquisition of the Analyst(R) system represents the first complete system that will be marketed under the Hemagen(R) trade name. "

      "The technology upon which the Analyst(R) system is based was introduced into the United States over ten years ago. However, it was well ahead of its time. By comparison, one company located in California which has a similar rotor-based technology has placed almost 500 instruments during the first two calendar quarters of 1998. These placements were primarily in the veterinary market."

      The company plans to engage in an active development program to increase the product offerings available for the Analyst(R) system in both the human and veterinary markets. A rotor specific for the veterinary market could be available before the end of the calendar year.

      Hemagen Diagnostics, Inc. develops, manufactures and markets more than 110 FDA-cleared proprietary medical diagnostic test kits used to aid in the diagnosis of autoimmune and infectious diseases and to measure important constituents in human blood. The company focuses on markets which offer significant growth opportunities.

      Except for any historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties which are described in the company's Securities and Exchange Commission reports and filings.